As Filed:  September 20, 1996              SEC File No.  333-8557



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             Amendment Number 1 to

                           Registration Statement on
                                    Form S-3
                        Under the Securities Act of 1933

                         FX ENERGY, INC.
      (formerly known as Frontier Oil Exploration Company)

     (Exact name of registrant as specified in its charter)

         Nevada                  1070               87-0504461
     (State or other jurisdiction of              (Primary Standard Industrial
                         (I.R.S. Employer
     incorporation or organization)               Classification Code Number)
                         Identification No.)

 3006 Highland Drive, Suite 206, Salt Lake City, Utah  84106,  Telephone (801)
                                        486-5555
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 David N. Pierce, 3006 Highland Drive, Suite 206, Salt Lake City, Utah  84106,
                            Telephone (801) 486-5555

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              James R. Kruse, Esq.
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                          Eighth Floor, Bank One Tower
                                50 West Broadway
                          Salt Lake City, Utah  84101
                           Telephone:  (801) 531-7090

                           Telecopy:  (801) 531-7091

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   "
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   x
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   "
                                                             ----------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   "
                            ----------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.   "

                   CALCULATION OF REGISTRATION FEE


                                Amount     Proposed Maxi-       Proposed Maxi-   Amount
Title of Each Class of          to be      mum Offering         mum Aggregate    of Regis-
Securities Being Registered   Registered   Price Per Unit(1)    Offering Price   tration fee(3)
Common Stock(2)                669,004         $8.25              $5,519,283        $1,903


[FN]

(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by selling stockholders is based on the average of the closing sales price for the Registrant's Common Stock on the Nasdaq National Market of $9.50 as of July 22, 1996, the date of initial filing (rule 457(c)).
(2) Consists of shares held by selling stockholders and shares to be held on exercise of common stock purchase options. Pursuant to rule 416, there are also being registered such additional securities as may become issuable as a result of the antidilution provisions of the options.
(3) The Registrant has previously paid a registration fee in the amount of $3,667 with the initial filing relating to the sale of 1,289,025 shares of Common Stock at an estimated price of $8.25, for a total of $10,634,456. The number of shares being registered is being reduced from 1,289,025 to 669,004 shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

     SUBJECT TO COMPLETION-PRELIMINARY PROSPECTUS DATED SEPTEMBER    , 1996
                                                                  ---


                                 669,004 Shares
                                FX ENERGY, INC.

                                  Common Stock

     All 669,004 shares of common stock, par value $0.001 per share (the "Common Stock"), of FX Energy, Inc. (the "Company"), are being offered by certain selling stockholders (the "Selling Stockholders"). See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" below.

     The Selling Stockholders will offer their Common Stock through or to securities brokers or dealers designated by them in the over-the-counter market, in other transactions negotiated by the Selling Stockholders, or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION" below.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "FXEN." On September 18, 1996, the last reported price for the Company's Common Stock on the Nasdaq National Market was $9.50 per share. See "CERTAIN RECENT EVENTS."


         THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" on page 6

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.




                           Price to    Offering Commissions(2)       Proceeds to
                           Public(1)                             Selling Stockholders

By Selling Stockholders
  Per Share                     $9.50            --                        $9.50
  Total                    $6,355,538            --                   $6,355,538


[FN]

(1) The price per share for the securities offered by the Selling Stockholders is estimated at $9.50, the last reported price for the Common Stock on September 18, 1996. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale.

(2) The securities to be sold by Selling Stockholders may be sold by them through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholders. There is no agreement between the Company and any broker or dealer with respect to such sales.

             The date of this Prospectus is                , 1996.
                                            ---------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In connection with this offering, the Company estimates that it will incur costs of approximately $35,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealer's commission or mark up schedule, the size of the transaction, and other factors. See "PLAN OF DISTRIBUTION" below.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's following reports are hereby incorporated by reference into this Prospectus:

     . Annual report on Form 10-KSB for the fiscal year ended December 31, 1995
       ("1995 Form 10-KSB");
     . Quarterly reports on Form 10-QSB for the fiscal quarters ended March 31,
       1996, and June 30, 1996 ("June 30, 1996 Form 10-QSB");
     . Current reports on Form 8-K dated May 3 and May 21, 1996; and
     . Proxy Statement related to the 1996 annual meeting of the Company's stockholders.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Stockholder Relations, FX Energy, Inc., at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. In addition, such material and other reports and information filed by the Company with the Securities and Exchange Commission (the "Commission") can be inspected at or copies obtained from certain regional offices of the Commission or the Public Reference Section of the Commission, Washington, D.C. 20549, at the prescribed rates. See "ADDITIONAL INFORMATION" below.


                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated herein by reference.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

The Company

     The Company is engaged in the exploration, development, and production of oil and gas properties in the western United States and Poland. The Company currently produces oil from fields in Montana and Nevada and explores for oil and gas primarily in Poland. In August 1995, the Company was one of the first independent energy companies to secure oil and gas exploration rights in Poland (the "Baltic Concession"). The Baltic Concession covers approximately 2.4 million acres in northern Poland and is part of a geological region (the "Baltic Platform") which reportedly has produced in excess of 150 million barrels of oil ("MMBbl") from four fields located approximately 50 miles to the northeast in the Kaliningrad district of Russia. In May 1996, the Company also entered into a joint study agreement with the Polish Oil and Gas Company ("POGC") to reprocess and reinterpret geological and geophysical data collected from a 6.25 million acre area in the Carpathian region of southeastern Poland (the "Carpathian JSA"). Management believes that the Company's principal strengths are its existing prospects in Poland, its access to previously collected geological and geophysical data, its established network of strategic alliances and its inventory of domestic properties.

     The Company has identified several potential drilling prospects in the Baltic Concession through the reprocessing and reevaluation of previously collected seismic and drilling data. The Company intends to explore and, if warranted, develop these prospects with RWE-DEA AG ("RWE-DEA"), a subsidiary of RWE AG, Germany's fifth largest industrial company. The Company and RWE-DEA recently initiated a 300 kilometer seismic survey on selected portions of the Baltic Concession. The results of this survey will assist in the selection of the site of an exploratory well scheduled to be drilled in late 1996. In the Carpathian JSA, the Company and POGC are conducting a technical evaluation of a target area and, if warranted, will apply for an exploration concession. The Company has budgeted approximately $8.4 million for exploration and development activities in Poland through 1997 and, as noted below, has recently completed a public offering of Common Stock to fund such activities.

     The Company currently produces oil exclusively in the United States. At December 31, 1995, the Company had estimated proved reserves of 5.3 MMBbl with estimated future net revenues, discounted at 10% and calculated without regard to future tax expenses ("PV-10 Value"), of approximately $23.8 million. Approximately 78% of the Company's production and 96% of its reserves are concentrated in northern Montana's Cut Bank field. To enhance production in this field, the Company intends to expand its current infill drilling program which was initiated in late 1994. The Company is also evaluating several exploration prospects in the western United States and has identified a prospect in Nevada on which it intends to drill an exploratory well in late 1996 in partnership with several independent energy companies. The Company has budgeted approximately $6.9 million for exploration and development activities in the United States through 1997.

Common Stock Offering

     In August 1996, the Company sold 3,450,000 shares of Common Stock in a public offering at $5.75 per share for net proceeds to the Company of approximately $17.9 million. The net offering proceeds are allocated to repay bank debt, to fund the Company's capital expenditure program, which includes exploration and potential development in the onshore Baltic Platform and

Carpathian regions of Poland and development and exploration in the western United States and for general corporate purposes.

     The managing underwriters of the offering were Oppenheimer & Co., Inc., and Hanifen, Imhoff, Inc.

Business Strategy

     The Company explores and develops oil and gas prospects potentially containing recoverable reserves in excess of 25 MMBOE for international properties and 10 MMBOE for domestic properties. This strategy includes the following key elements:

 . Focus on Poland.  The Company believes that the Baltic Concession and the
  Carpathian JSA provide it with a foundation upon which to build a significant exploration and development operation in Poland. The Company believes this foundation will allow it to capitalize on Poland's attractive combination of significant reserve potential, underexplored acreage and favorable operating environment. Beginning in 1989, Poland initiated a number of market-based reforms which have resulted in the country's economy becoming one of the fastest growing in Europe. Important elements of this transition have included the introduction of both a broad-based privatization program and an internationally competitive tax and royalty structure. Partially as a result of these initiatives, Poland attracted approximately $6.8 billion in direct foreign investment between 1989 and 1995, according to reports from the Polish State Foreign Investment Agency published by the Polish embassy. Several international oil companies, including Texaco, Inc., Tenneco Co., Exxon Corp., Shell Oil Co. and British Gas PLC, have either secured, or obtained the exclusive right to negotiate for, exploration rights.

 . Access existing geological and geophysical data. The Company focuses on areas where it can reevaluate previously collected geological and geophysical data. Between 1950 and 1993, state-sponsored agencies in Poland gathered hundreds of line miles of seismic data and drilled 15 test wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. While a majority of these wells indicated the presence of hydrocarbons in that formation, none was completed for production due, in management's opinion, to the outdated equipment and poor techniques used to locate, drill and test the wells. The Company, with the assistance of consultants that included Halliburton Energy Services, Ryder Scott Company and Western Atlas, Inc., reevaluated seismic and well data generated by earlier exploration efforts in the Baltic Concession. As a result of this effort, the Company believes that it has identified potential oil reservoirs in two structures that had previously been drilled and over a dozen undrilled structures.

 . Capitalize on strategic alliances. The Company seeks to form strategic alliances to reduce its financial exposure and to gain additional technical and operational expertise. This strategy is exemplified by the Company's alliances with RWE-DEA covering the Baltic Concession and with POGC in the Carpathian JSA. RWE-DEA, formerly Deutsche Texaco AG, is an established producer, refiner and marketer of oil and gas in Europe and currently produces oil in the Baltic Sea off Germany's northern coast. Pursuant to an agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2 million for a seismic survey now being completed and a planned exploratory well, and by funding 50% of the cost of a second exploratory well. The Company will operate all wells it drills jointly with RWE-DEA. In the Carpathian JSA, the Company is evaluating existing geological and geophysical data contributed by POGC in order to determine the hydrocarbon potential of a target area. The Company and POGC may apply for exploration rights covering such target area upon the completion of this analysis.


 . Exploit domestic reserve base and prospects. The Company believes that its existing domestic properties have significant development and exploration potential. The Company recently completed an infill drilling program on a 1,000 acre tract of the Cut Bank field which, based on preliminary results, the Company believes will increase production over the next two to three years. The Company plans to expand this program to approximately 4,000 additional acres in the Cut Bank field beginning in late 1996. The Company also has an ongoing program of prospect generation and exploration in the western United States.

     The Company's executive offices are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. The Company's Montana field office is located at the corner of Central and Main, Oilmont, Montana 59466, telephone number (406) 337-2050. The registered address of Frontier Poland Exploration and Producing Company Sp. z o.o ("FX Poland"), a Polish subsidiary of the Company, is Wal Miedzesynski 646, 03-994 Warszawa, Poland.

The Offering

Securities offered by Selling Stockholders   669,004 shares of Common Stock(1)

Common Stock outstanding before offering     12,193,547 shares(2)

Common Stock outstanding after offering      12,233,547 shares

Common Stock reserved for issuance           3,157,528 shares(3)

Fully diluted Common Stock                   15,391,075 shares

Nasdaq Symbol                                FXEN


[FN]

(1) Includes 629,004 shares of Common Stock currently issued and outstanding and 40,000 shares issuable on the exercise of Common Stock purchase warrants.
(2) Includes 3,488,951 shares issued subsequent to June 30, 1996, including 3,450,000 shares sold in a public offering.
(3) An additional 2,007,528 shares of Common Stock are reserved for issuance on the exercise of outstanding options and warrants at exercise prices ranging from $1.50 to $5.75 with a weighted average exercise price of $2.37 per share, 800,000 shares are reserved for issuance on the exercise of options previously granted but not yet exercisable at $3.00 per share, 150,000 shares are reserved for issuance on the exercise of underwriter's warrants issued in connection with the Company's recent public offering that have an exercise price of $6.90 per share, and 200,000 shares are reserved for issuance on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana and Nevada.

No Net Proceeds

     The Company will receive no proceeds from the sale of Common Stock by the Selling Stockholders, but will incur costs of approximately $35,000 in connection with such offering.


                                  RISK FACTORS

     The purchase of Common Stock involves a high degree of risk. Prospective investors should consider, in addition to the negative implications of all other information and financial data set forth herein, the following factors before making an investment in the Common Stock. Certain portions of this Prospectus and the materials incorporated herein by reference contain forward-looking information concerning the Company, its plans and other future events. These statements should be read in conjunction with the risks and uncertainties set forth below, which could cause actual results to differ materially from such forward-looking statements.

Factors Relating to the Company

History of Operating Losses

     From its inception in January 1989 through June 30, 1996, the Company incurred cumulative losses of $5.3 million and, because of its continued exploration activities, expects that it will continue to incur losses and that its accumulated deficit will increase. The Company reported losses of $1 million and $2.5 million for the years ended December 31, 1994 and 1995, respectively, and a loss of $1.1 million for the six months ended June 30, 1996. The Company anticipates that it will incur losses through 1996 and possibly beyond, depending on whether exploration of the Baltic Concession results in the commencement of production in quantities sufficient to cover related operating expenses and whether the infill drilling program in the Cut Bank field results in significant and sustained increased production. See "ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Dependence on Activities in Poland

     The Company's success will depend to a high degree on its activities in Poland. This dependence is likely to be reflected in both the short-term performance of the Common Stock and the Company's long-term financial results. The Company currently intends to drill one exploratory well in Poland in late 1996 and to continue exploratory drilling in 1997. The market price of the Common Stock may experience significant fluctuations based on the outcome of individual wells and the Company's other exploration efforts in Poland. These fluctuations may be exacerbated by the fact that the Common Stock, in management's opinion, currently trades to a significant degree on the potential of the Company's current and planned activities in Poland. See "Development Risks" and "Exploration Risks" below. The success of the Company's efforts in Poland will depend, in addition to the risks normally associated with the exploration for oil, on its ability to maintain its relationships with its exploration partners and the Polish government and a number of other risks associated with conducting operations in a foreign country. See "Risk Factors-Factors Relating to Activities in Poland" below. If the Company's activities in Poland are unsuccessful, the price of the Common Stock would likely suffer a material decline, and investors would face the possible loss of a substantial portion of their investment. Because of the preliminary stage of the Company's activities in Poland, no assurance can be given that such activities will be successful. See "ITEM 1. BUSINESS: Poland-Onshore Baltic Concession" in the 1995 Form 10-KSB.

Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular
companies.   These broad fluctuations may adversely affect the market price of the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.

Dependence on RWE-DEA Strategic Alliance

     The Company has budgeted $7 million for exploration and potential development of the Baltic Concession through 1997 based, to a significant degree, on the participation of RWE-DEA. If RWE-DEA elects not to participate in the Baltic Concession for any reason, the Company could, at the discretion of management, either seek a replacement partner or proceed as planned with a substantially increased budget, subject to available funds. Although the Company believes it would be able to locate an alternative strategic partner, there can be no assurance that the Company would be successful in obtaining the participation of another partner, that the terms of any such arrangement would be favorable to the Company or that such efforts would not delay the Company's exploration and development of the Baltic Concession.

Dependence on Polish Government Consent to RWE-DEA Assignment

     Under the terms of its agreement with RWE-DEA, the Company is required to assign to RWE-DEA 50% of its beneficial interest in its exploration and exploitation agreement covering the Baltic Concession. RWE-DEA and the Company are applying for approval of such assignment from the appropriate government authorities. Although the Company believes, based on informal discussions among representatives of the Company, RWE-DEA and the Polish government, that such consent will be granted, there is no assurance that such consent will actually be obtained. If the government does not consent to such assignment and if the Company is not able to negotiate some other arrangement with RWE-DEA, the Company will be required to reimburse RWE-DEA for all of its Baltic Concession expenditures.


Dependence on Government Approval

     Should the Company's exploration efforts discover hydrocarbons in the Baltic Concession, the Company will be required to engage in negotiations with national and local government officials of Poland regarding certain of the terms and conditions of the required exploitation licenses. These negotiations would include the determination of a development/exploitation fee within the range of 0.001% to 0.05% of the market value of the economically recoverable reserves estimated to be in place, payable in five equal annual installments. In addition, the granting of an exploitation license requires the consent of the local governments having jurisdiction over the production area. Although the Company has the exclusive right to receive an exploitation license in the Baltic Concession and the local governments will receive 60% of royalties paid, the Company could be subject to significant delays in obtaining the consents of local authorities or satisfying other governmental requirements prior to obtaining an exploitation license. Finally, the granting of an exploitation license would require the Company to comply with certain environmental regulations and may require the preparation of an environmental impact statement. See "ITEM 1. BUSINESS" in the 1995 Form 10-KSB.

Exploration Risks

     The Company's oil and gas exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities to be economically viable. Several test wells are typically required to explore each prospect or exploration area. The Company may continue to incur exploration costs in specific areas, including the Baltic Concession and the Carpathian region in Poland, even if initial test wells are plugged and abandoned or, if completed for production, do not result in production in commercial quantities. To date, the Company has participated in six exploratory test wells in the western United States, none of which has resulted in the establishment of commercial production or reserves. The Company has yet to drill a well in Poland; and all of the wells drilled previously by third parties in the Baltic Concession were plugged and abandoned. Through 1997, the Company has allocated approximately $8.4 million of its capital budget for its activities in Poland. There can be no assurance that the Company's efforts will be successful. Many of the Company's exploration decisions are based on scientific data gathered by third parties, some of which was gathered in the 1960s and 1970s. Although the Company has reprocessed such data, there can be no assurance that such data is as reliable as data gathered either using modern technology or under the Company's supervision. See "ITEM 1. BUSINESS" in the 1995 Form 10-KSB.

Possible Changes in Royalty Rate

     The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. Poland's Council of Ministers sets a base royalty rate for the extraction of each mineral. The base royalty rate for oil is currently 6%, but could be increased unilaterally up to 10% (the current maximum base royalty rate) by the Council of Ministers. In addition, the Polish government can set the royalty rate for any particular oil and gas field in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such field. See "ITEM 1. BUSINESS-Poland: Onshore Baltic Concession" in the 1995 Form 10-KSB.

No Assurance of Commercial Production from the Baltic Concession

     There has not been any commercial production of oil or gas from the Baltic Concession. Various agencies of the Polish government have drilled seven exploratory wells and eight stratigraphic wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. None of these wells has been completed for production. Notwithstanding the substantial data available regarding the Baltic Concession from these previous drilling efforts and other exploration programs, the Company believes that several exploration tests may be required to appraise the potential of any structure which the Company identifies. There can be no assurance that such tests will be successful. Although the Company has identified certain structures within the Baltic Concession that it believes contain oil reservoirs, there can be no assurance that oil is present in commercial quantities or that the first exploratory well, the location of which will be determined by RWE-DEA, will be drilled on one of these identified structures. Further, there can be no assurance that the porosity, permeability or other characteristics of any reservoir formation will support the production of oil in commercial quantities. Similarly, although the Company believes that it has identified a number of structures which have the potential to contain hydrocarbons, there can be no assurance that such structures actually contain hydrocarbons. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

No Assurance of Commercial Production from the Carpathian JSA

     The exploration activity in the Carpathian JSA is in its initial stages and no assurance can be given that it will result in any commercial production. Although there is currently limited hydrocarbon production from certain shallow formations in the Carpathian JSA, there has never been any commercial production from the depths which the Company has the right to evaluate with POGC.

Dependence on Officers and Key Employees

     The Company is dependent upon Mr. David N. Pierce, President, Mr. Andrew W. Pierce, Operations Vice President, and other key personnel for its various activities. The loss of the services of any of these individuals may materially and adversely affect the Company. In addition, with respect to its activities in Poland, the Company is dependent on Mr. Jerzey B. Maciolek, an executive officer, and Eva K. Sokolowska, both Polish nationals, who have been instrumental in assisting the Company in establishing its operations in Poland, and the loss of the services of either person may materially and adversely affect the Company's activities in Poland. The Company has entered into employment agreements with Mr. David N. Pierce, Mr. Andrew W. Pierce, Mr. Maciolek, and Ms. Sokolowska. The Company does not maintain key man insurance on any of its employees, nor does it currently have directors' and officers' liability insurance. See "ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT-Executive Officers and Directors" in the 1995 Form 10-KSB.

Risks Associated with Growth

     The Company has had limited operations and, if its activities in Poland are successful, may experience rapid growth. The Company's ability to manage this growth will depend, in part, upon its ability to attract and retain quality management and technical personnel. No assurance can be given that the Company will be able to attract or retain such employees or otherwise manage any potential expansion of its business. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications and delays frequently encountered in connection with the early stages of an oil and gas company. In particular, the Company's operations in Poland to date have focused primarily on the evaluation of prospects, and the Company has little or no experience in Poland regarding exploration, development production and marketing and has not yet drilled a well in Poland. Although the Company does have experience in these areas in the United States, there can be no assurance that such experience will assist in its activities in Poland.

Possible Future Need for Additional Capital

     If exploration of either the Baltic Concession or the Carpathian JSA is successful in proving substantial oil reserves, the Company may require significant amounts of additional capital for a development program, oil storage and handling facilities, oil transportation assets, or other assets required to support production. In addition, the Company might require additional capital to accelerate the infill drilling program in the balance of its Cut Bank field property. The Company has no arrangement for any such additional financing, but might seek funds from project financing, strategic alliances or other sources, all of which may dilute the interest of the Company in the specific project financed. In addition, the Company might seek funds through the sale of additional debt or equity securities, which could significantly dilute the ownership of the Company's existing shareholders. There can be no assurance that additional funds could be obtained or, if obtained, would be obtained on terms favorable to the Company. See "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Risk of Impairment of Recorded Value of Unproved Properties

     The Company capitalizes costs related to unproved oil and gas properties and recognizes expenses for costs to drill exploratory wells that do not result in proved reserves at the time the well is plugged or abandoned. In addition, the Company reviews its unproved properties periodically to assess whether an impairment allowance should be recorded. At June 30, 1996, the Company had capitalized costs related to the acquisition of unproved oil and gas properties in the amount of $1.5 million, the substantial majority of which is related to the Company's Lake Valley, Nevada, exploration prospect. Should future events such as the drilling of dry holes evidence that an impairment of recorded value has taken place, the adverse impact on the Company's results of operations for
the relevant period could be significant.   As a result of the foregoing, the
results of operations of the Company for any particular period may not be indicative of the results that could be expected over longer periods. See "ITEM
6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Risks of Adverse Weather

     A significant portion of the Company's exploration and development activities are subject to periodic interruptions due to weather conditions that may be quite severe in the areas where such activities are conducted. Heavy precipitation may make travel to exploration sites or drilling locations difficult or impossible. Extremely cold temperatures may delay or interrupt
drilling, well servicing and production.   The foregoing may reduce production
volumes or increase production costs.

Shares Eligible for Future Sale

     Substantially all of the approximately 12.2 million shares of Common Stock currently issued and outstanding either (i) were sold in a registered offering,
(ii) have been held for in excess of two years and are eligible for resale under Rule 144, promulgated under the Securities Act, (iii) are registered for resale in previously filed registration statements, (iv) are registered for resale pursuant to this prospectus, or (v) will be registered for resale pursuant to registration statements to be filed by the Company. The resale of 1.1 million of such shares owned by officer and directors of the Company is subject to contractual restrictions and certain volume and other restrictions under Rule
144. The possible resale of the remaining 11.1 million shares may have a depressive effect on the public trading market for the Common Stock. See
"ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the
1995 Form 10-KSB and "DESCRIPTION OF SECURITIES-Covenant to Register Common Stock" below.

Substantial and Immediate Dilution

     Persons purchasing Common Stock will suffer a substantial and immediate dilution below the purchase price to the net tangible book value of their shares. See "DILUTION" below.

Lack of Due Diligence Review

     No securities broker-dealer or other person has been engaged to perform any due diligence or similar review of this offering or the Company on behalf of the Selling Stockholders, persons who may purchase Common Stock in this offering, or any other person.

Control of the Company by Management

     The current executive officers and directors of the Company hold sole or shared voting and dispositive power over 1.1 million issued and outstanding shares of Common Stock, which constitutes approximately 9.3% of the 12.2 million shares of Common Stock currently issued and outstanding. Giving effect only to the exercise of all options held by officers and directors, including options not yet completely vested, current executive officers and directors would own a total of 3.2 million shares, or approximately 22.4% of the 14.2 million shares that would be issued and outstanding. As a result of such ownership, such persons are able to substantially influence the election of all of the directors of the Company and the outcome of other matters submitted to the stockholders for consideration. See "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB and "DESCRIPTION OF SECURITIES" below.

Substantial Warrants and Options Outstanding

     The Company has issued and outstanding warrants and options to purchase an aggregate of up to 3 million shares of Common Stock at exercise prices ranging from $1.10 to $6.90 with a weighted average exercise price of $2.96 per share. Of those warrants and options, 2,056,000 shares of Common Stock are issuable on the exercise of options held by officers and directors of the Company at exercise prices ranging from $1.50 to $5.75 per share, including options to purchase 800,000 shares that are not fully vested. The existence of such warrants and options may prove to be a hindrance to future financings by the Company, and the exercise of such warrants and options may further dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise of such warrants and options could adversely affect the prevailing market price of the Common Stock. Further, the holders of options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "DESCRIPTION OF SECURITIES-Preferred Stock, Warrants, and Options Outstanding" below and "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB.

Caution Respecting Forward-Looking Information

     This Prospectus contains certain forward-looking information, including discussions of the uncertainties of certain terms to be determined in the future relating to the Baltic Concession and the Carpathian JSA; uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland; the future results of various exploration and development activities; future events that may result in the need for additional capital; future drilling and other exploration schedules and sequences for various wells and other activities; the future ability of the Company to attract drilling participants to share the costs of exploration and development; and similar matters. Such information is based on present circumstances and on the Company's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. No assurance can be given that actual events may not be different than the assumptions on which such forward-looking information is based. See "ITEM 2. PROPERTIES" in the 1995 Form 10-KSB.


Factors Relating to the Oil and Gas Industry

Uncertainty of Reserve Estimates and Future Net Revenues

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1995 Form 10-KSB which are incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. See "ITEM 2. PROPERTIES-Producing Properties" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS-Liquidity and Capital Resources" in the 1995 Form 10-KSB.

Development Risks

     The Company's infill drilling program in the Cut Bank field in Montana is based on the engineering model used in a similar program conducted on a portion of the Company's property by a previous owner. There can be no assurance that the results of the Company's development program will achieve the results of the engineering model on which it is based, significantly increase production or
reserves or result in a financial return to the Company.   Whether or not the
development program is successful, no assurance can be given that the Company will be able to discover, develop or purchase properties sufficient to replace its current reserve base. See "ITEM 1. BUSINESS-Western United States" in the 1995 Form 10-KSB.

Volatility of Commodity Prices and Markets

     Oil prices have increased materially during 1996, but there can be no assurance that such prices will continue. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation, and sale of oil; and other factors, all of which are beyond the control or influence of the Company. In addition to its direct impact on the prices at which oil or gas may be sold, adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources.

Operating Hazards and Uninsured Hazards

     Oil and gas drilling involves hazards such as fire, explosions, blow-outs, pipe failures, casing collapses, unusual or unexpected formations and pressures and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, any one of which may result in environmental damage, personal injury and other harm that could result in substantial liabilities to third parties and losses to the Company. The Company maintains insurance against certain risks which it believes are customarily insured against in the oil and gas industry by companies of comparable size and scope of operations. The insurance that the Company maintains does not cover all of the risks involved in oil exploration, drilling and production and if coverage does exist, it may not be sufficient to pay the full amount of such liabilities. For example, the Company does not maintain insurance against risks related to violations of environmental laws. The Company may not be insured against all losses or liabilities which may arise from all hazards because such insurance is unavailable at economic rates, because of limitations in the Company's insurance policies or because of other factors. Any uninsured loss could have a material and adverse effect on the Company. See "ITEM 1. BUSINESS-Operational Hazards and Insurance" in the 1995 Form 10-KSB.

Intense Competition in Oil and Gas Industry

     The oil and gas industry is highly competitive. Most of the Company's current and potential competitors have greater financial resources and a greater number of experienced and trained managerial and technical personnel than the Company. There can be no assurance that the Company will be able to compete effectively with such firms.

United States Governmental Regulation, Taxation and Price Control

     Oil and gas production and exploration are subject to comprehensive federal, state and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. Present, as well as future, legislation and regulations could cause additional expenditures, restrictions and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because energy and taxation policies are unclear and are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls. See "ITEM 1. BUSINESS-Government Regulation" in the 1995 Form 10-KSB.

Factors Relating to Activities in Poland

Political Uncertainties

     The exploration, development and production of oil and gas in Poland will be subject to ongoing uncertainties and risks, including risks of political instability and changes in government, expropriation or nationalization of private enterprises, export and transportation tariffs, local and national tax requirements and other risks arising out of foreign government sovereignty over the exploration area. The terms of the agreements with governmental agencies are subject to administration by government officials and are, therefore, subject to changes in government personnel, the development of new administrative policies and practices and political changes in Poland. There can be no assurance that the laws, regulations and policies applicable to the Company will not change, that the laws and regulations will be applicable in any particular circumstance or that the Company will be able to enforce its rights in Poland. The Company anticipates that it will be required to demonstrate, to the satisfaction of the Polish authorities, the Company's compliance with the concession terms respecting exploration expenditures, results of exploration, environmental protection matters and other factors. Although the exploration and exploitation rights of the Company may be canceled by the Company at any time, the Company would likely not be able to recover previous payments made under the rights or any other costs incurred respecting the rights upon such cancellation. There can be no assurance that the Company will be able to take measures to provide adequate protection against any of the political uncertainties discussed above. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Currency Risks

     The Company will be subject to a variety of currency risks, including the risks that currencies will not be convertible at satisfactory rates, that the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland and that inflation will lead to the devaluation of the Polish Zloty.

Repatriation of Earnings

     The Company may be restricted as to the amount, manner or timing of the repatriation to the United States of earnings from activities in Poland. The Company has formed a wholly owned Polish subsidiary through which it will conduct its activities in Poland. Currently, there are no restrictions on the ability of a Polish entity to repay debt to a foreign parent corporation or to pay fair market compensation to a foreign parent corporation for legitimate services. However, Polish entities are limited in their ability to pay dividends. Dividends can be paid only once annually and are limited in amount to the extent of profits, as determined in compliance with Polish accounting and regulatory requirements and as verified by an audit satisfying Polish professional standards. In addition, the payment of dividends by the Polish subsidiary is subject to a 5% withholding tax. Although the Company is entitled to a credit against its United States tax obligations equal to the Polish withholding tax, the Company may not be able to use this credit unless the Company owes taxes in the United States. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Lack of Exploration and Development Infrastructure

     There can be no assurance that the Company will be able to conduct an effective and efficient exploration program in Poland. Further, the Company is subject to certain risks which could substantially increase the cost of exploration, development and production activities and reduce potential financial returns, including the limited availability of certain modern exploration, drilling and production equipment, supplies and services and the lack of availability or limited capacity of oil and gas gathering, storage, transportation and processing facilities.

Lack of Transportation and Marketing Arrangements

     The Company has no transportation, refining or marketing arrangements relating to future oil production in Poland. Instead, the Company is relying primarily on a continuous increase in international demand for oil products and the fact that Poland reportedly imports over 95% of its oil as the basis for its belief that an available market exists for any oil that may be discovered. Subject to obtaining appropriate approval, the Company is not precluded from exporting oil, but the Company presently has no such arrangements. There can be no assurance that the Company will be able to establish transportation, refining or marketing arrangements to sell any oil discovered and produced in Poland on terms favorable to the Company or that the Company will be able to make arrangements for the exportation of oil in the event such exportation is desirable to the Company. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Poland's Governmental Regulation

     The Company's activities in Poland are subject to certain laws and regulations relating to the exploration for, and development, production, marketing, transportation and storage of, oil, including measures relating to
the protection of the environment.   The regulatory regime governing these
activities was recently promulgated and is relatively untested. Therefore, there is no enforcement history or established practice that can aid the Company in evaluating how the regulatory regime will affect the Company's operations. Although management believes that the regulatory infrastructure currently in place and now being further developed in Poland is generally consistent with the government's stated purpose of encouraging both foreign investment and the development of Poland's natural resources, there can be no assurance that such governmental policy will not change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will not materially and adversely affect the Company's activities in Poland.

Poland's Environmental Regulations

     The Company's operations are subject to environmental laws and regulations in Poland. Poland's environmental laws and regulations may provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil exploration and development. Additionally, if significant quantities of gas are produced in conjunction with the Company's production of oil, regulations prohibiting the flaring of gas and the absence of a gas gathering and delivering system may restrict production or may require significant expenditures by the Company to develop such a system
prior to the production of oil.   Certain aspects of the Company's proposed
operations may require the submission and approval of environmental impact assessments to governmental authorities in Poland prior to commencing production.

     The Company has only recently initiated field activities in connection with its seismic program and has not incurred material environmental remediation costs to date. Management believes that the Company is currently in material compliance with all applicable laws and regulations. However, there can be no assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. There can be no assurance that these environmental costs will not have a material adverse effect on the Company's financial condition or results of operations in the future.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of June 30, 1996, and as adjusted to give pro forma effect to the subsequent issuance of 3,488,951 shares of Common Stock and the receipt of proceeds therefrom, but without giving any effect to any other changes to the Company after June 30, 1996.


                                                              As of June 30, 1996
                                                                        Pro Forma As
                                                             Actual     Adjusted(1)
                                                                (In thousands)
Current portion of long-term debt                          $     28       $    18



Long-term debt, net of current portion                     $  3,583       $    --


Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
     authorized; 17,500 issued and outstanding                   --            --
  Common Stock, $0.001 par value; 20,000,000 shares
  authorized; 8,704,596 and 12,193,547 shares issued and
  outstanding, respectively(1)                                    9            12
  Additional paid-in capital                                 11,514        29,426
  Accumulated deficit                                        (5,324)       (5,324)


  Total stockholders' equity                                  6,199        24,114


Total capitalization                                       $  9,782       $24,114



[FN]
(1) Subsequent to June 30, 1996, the Company issued 3,450,000 shares in a public offering, 17,500 shares on conversion of Company preferred stock, 18,000 shares on the exercise of Common Stock purchase warrants and a net of 3,451 shares for services rendered to the Company. Does not include an aggregate of 3,197,528 shares issuable upon (i) the exercise of outstanding options and warrants, and (ii) the issuance of shares contingent upon attaining certain production levels in Montana and Nevada.



                                NO NET PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In connection with this offering, the Company estimates that it will incur costs of approximately $35,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them.


                                    DILUTION

     Purchasers of shares of Common Stock from Selling Stockholders will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. As of June 30, 1996, as adjusted to give pro forma effect to the subsequent issuance of 3,450,000 shares of Common Stock and the receipt of proceeds therefrom, the issuance of 17,500 shares on the conversion of Company preferred stock, the issuance of 18,000 shares on the exercise of Common Stock purchase warrants and the receipt of net proceeds therefrom, and the issuance of 3,451 net shares for services rendered to the Company, the Company had a pro forma net tangible book value of approximately $24.5 million, with 12,193,547 shares of Common Stock issued and outstanding, or approximately $2.01 per share, which represents dilution of $7.49 per share below $9.50, the last sales price for the Common Stock on September 18, 1996.


                             CERTAIN RECENT EVENTS
Common Stock Offering

     In August 1996, the Company sold 3,450,000 shares of Common Stock in a public offering at $5.75 per share for net proceeds to the Company of approximately $17.9 million. The net offering proceeds are allocated to repay bank debt, to fund the Company's capital expenditure program, which includes exploration and potential development in the onshore Baltic Platform and Carpathian regions of Poland and development and exploration in the western United States and for general corporate purposes. The managing underwriters of the offering were Oppenheimer & Co., Inc., and Hanifen, Imhoff, Inc.

Exploration Activities in Poland

     The Company believes that Poland offers an attractive environment in which to explore for and develop oil and gas prospects that meet the Company's established criteria of potentially containing recoverable reserves in excess of 25 MMBOE for international prospects. By applying modern interpretive techniques to previously collected seismic, geological, and well data, the Company believes that it will be able to capitalize on the combination of Poland's hydrocarbon potential and its relatively new policies to encourage the development of the country's domestic energy resources. In August 1995, the Company was granted an exclusive right to explore and potentially develop the Baltic Concession, an onshore 2.4 million acre undeveloped area extending approximately 50 miles southward from the Baltic Sea in northern Poland. In addition, the Company recently completed a geological review of selected oil and gas prospect areas in Poland and, as a result of this review, in May 1996, entered into an agreement with POGC to reevaluate and reprocess existing geophysical and geological data regarding the Carpathian region of southeastern Poland. If warranted, the Company and POGC may apply for a formal concession in a limited target area of the Carpathian JSA in the first half of 1997. The Company and POGC may also elect to jointly evaluate other areas of Poland in the future.

     The Republic of Poland

     The Republic of Poland is bordered on the north by the Baltic Sea, on the west by Germany, on the south by the Czech Republic and Slovakia, and on the east by Lithuania, Belorussia, Ukraine, and the Kaliningrad district of Russia. Poland is comprised of approximately 121,000 square miles, with a population of approximately 40 million people. Between 1945 and 1989, Poland's political and economic systems were directly influenced by the former Soviet Union. In 1989, Poland peacefully asserted its independence, adopted a new constitution which established a parliamentary democracy and began the transition to a market-based economy.

     Poland has one of the fastest growing economies in Europe. According to a report published in the June 15, 1996, issue of The Economist, Poland's gross domestic product grew by an estimated 7% in 1995, compared to 5% for the Czech Republic, 1.5% for Hungary, and negative 4% for Russia. One of the most important elements of Poland's economic growth has been the country's development of an entrepreneurial private sector. In 1993, private enterprises employed 58.9% of Poland's work force as compared to 33.3% in 1989. Poland's international trade has also undergone significant change since Poland gained its independence. For example, in 1986, the former Soviet Union accounted for 33% of Poland's imports and 28% of its exports. By 1993, these figures had decreased to 4.6% and 5.5%, respectively, while the countries of the European Union purchased 71.3% of Poland's exports and provided 63.9% of its imports. Foreign investment in Poland between 1989 and 1995 was $6.8 billion.

     Between the 1850s, when oil was first commercially produced in the Carpathian region of southeastern Poland, and 1945, Poland produced approximately 61.4 MMBbl of oil and 303 billion cubic feet of natural gas. War damage and overproduction following the 1939 invasions of Poland by Germany and the Soviet Union severely restricted oil and gas production. Over the last several decades, the exploration for and the development of Poland's oil and gas resources have been hindered by a combination of limited financial resources, political difficulties, and a lack of modern exploration technology. Poland currently imports over 95% of its oil, primarily from the countries of the former Soviet Union and the Middle East.

     The Baltic Concession

     The Baltic Concession is part of a geological region known as the Baltic Platform which covers the southeastern portion of the Baltic Sea and portions of the bordering onshore areas of Poland, the Kaliningrad district of Russia, Lithuania, and Latvia. The B-3 oilfield, located off Poland's Baltic coast and first placed into production in 1992, produced over 1.2 MMBbl through 1994, according to a POGC publication. Onshore, approximately 34 fields have been discovered in the Baltic Platform in an area that extends approximately 50 to 100 miles to the northeast of the Baltic Concession in the Kaliningrad district of Russia. Four of the largest fields in this region reportedly have produced an aggregate of over 150 MMBbl through 1994. Oil produced from the Baltic Concession is generally of high quality with an average API gravity of approximately 40. and contains insignificant amounts of sulfur, heavy metals, or similar contaminants. See "RISK FACTORS-Exploration Risks."

     Between 1950 and 1993, various agencies of the Polish government explored the Baltic Concession, gathering hundreds of line miles of seismic data and drilling seven exploratory wells and eight stratigraphic survey wells to the same formation that is productive in established fields in the Baltic Platform. Although none of these wells was completed for production, the majority indicated the presence of hydrocarbons. The Company, in conjunction with consultants that included Halliburton Engineering, Western Atlas, Inc., and Ryder Scott Company, was able to apply modern reprocessing techniques to reevaluate a significant portion of the seismic and well log data obtained from these wells. This information has enabled the Company to identify two drilled structures (as indicated by the Gladysze-1 and Gladysze-2 wells) and more than a dozen undrilled structures in the Baltic Concession that, in management's opinion, are similar in structural type and contain the same formations as productive wells in other regions of the Baltic Platform.

     At the Company's request, Halliburton Engineering completed a detailed log analysis of the 15 wells described above, including the Gladysze-1 and Gladysze-2 wells. Halliburton reported that both Gladysze wells appear to have encountered movable hydrocarbons, with 8% or more effective porosity and calculated water saturations of less than 30%. While there is no guarantee that Halliburton's interpretation of these relatively old Russian-style well logs accurately reflects actual downhole conditions, the Company believes Halliburton's interpretation is consistent with other geological and geophysical data reviewed by the Company. This information includes contemporaneous drilling reports and core sample descriptions. Based on the foregoing, the Company has concluded that both Gladysze wells encountered reservoirs of movable oil.

     Although the Company believes that the Gladysze-1 and Gladysze-2 were the only wells drilled on geological structures, neither of these wells was completed for production. The Company attributes this fact primarily to the outdated equipment and poor techniques used to locate, drill, and test the wells. Both wells were drilled with very heavy drilling mud, a common practice in eastern Europe and the Soviet Union at the time. The heavy drilling mud likely caused formation damage by sealing off porous reservoir rocks. The short periods during which the wells were tested were, in management's estimation, probably insufficient for the formations to recover from the damage to permit an accurate test.

     There can be no assurance that wells drilled on any structure, including the Gladysze structures, will encounter oil reservoirs or that the porosity, permeability, or other characteristics of any reservoir formations encountered will support production of oil in commercial quantities. Notwithstanding the substantial data available respecting the Baltic Concession, the Company believes that several exploration tests may be required to appraise the potential of the identified structures. There can be no assurance that any of such tests will be successful.

Exploration, Development, and Production Plans

     The Company has begun to develop a comprehensive exploration and development program for the Baltic Concession. In May 1996, the Company, in partnership with RWE-DEA, initiated a 300 kilometer seismic program, now being completed, which is building upon previously collected data and assisting in the determination of a drillsite for an exploratory well from among three identified structures. The Company currently intends to drill its first exploratory well to a target depth of approximately 9,500 feet in late 1996. Ultimately, the Company intends to drill exploratory wells on all three identified structures. If one or more of these wells is found to have commercial production, the Company will prepare a long-term field development plan in conjunction with RWE-DEA. See "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION" in the June 30, 1996 Form 10-QSB. The Company has budgeted $7 million for its share of exploration and development expenditures on the Baltic Concession through 1997.

     The crude oil produced from existing fields on the Baltic Platform is generally of high quality with an average API gravity of approximately 40. and contains no significant amounts of sulfur, heavy metal, or similar contaminants. There are two nearby refineries in Gdansk and Plock, Poland, both of which the Company believes could process crude oil produced in the Baltic Concession. RWE-DEA also has an ownership interest in a refinery in Schwedt, Germany, on the Polish border. This refinery might purchase crude produced form the Baltic Concession. Under current Polish law, the Company may, upon obtaining appropriate approval, export oil produced in the country.

     The Company currently has no agreement or arrangement for the sale, delivery, or refining of any oil that may be produced in Poland. The Company believes, however, that it would be able to sell any oil produced from the Baltic Concession in the spot market. The Baltic Concession contains a well-developed infrastructure of hard surface roads and railways over which oil could probably be delivered for sale. The Company may incur expenditures for the construction and operation of crude oil transportation and handling facilities if substantial oil production were established. Poland currently imports over 95% of its crude oil requirement, principally from the countries of the former Soviet Union and the Middle East.

Strategic Alliance With RWE-DEA

     In May 1996, the Company entered into a strategic alliance with RWE-DEA for joint operations on the Baltic Concession. RWE-DEA currently produces oil in the Baltic Sea off Germany's northern coast and is a member of a consortium of German and Russian oil companies that has been established to develop an offshore oilfield in the Kaliningrad district of Russia, north of the Baltic Concession. RWE-DEA, formerly Deutsche Texaco AG, is a subsidiary of RWE AG, the fifth largest industrial enterprise in Germany. RWE-DEA is a fully integrated major oil and gas company with 1995 fiscal year revenue of U.S. $15.9 billion from worldwide energy and chemical businesses. The Company selected RWE-DEA as its partner in the Baltic Concession because of its established oil producing, refining, and distribution business throughout Europe, including limited gasoline marketing within Poland, and its international exploration and production experience. In addition, RWE-DEA's parent has business activities in Poland outside of the oil and gas industry, including construction and power generation. The relationship with RWE-DEA should provide the Company with additional technical and operational expertise.

     Under its agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2 million for a seismic survey now being completed and a planned exploratory well, and by funding 50% of the costs of a second exploratory well. All costs in excess of the amounts indicated above, in addition to the cost of any subsequent exploration and development activity, will be borne equally by the Company and RWE-DEA. If RWE-DEA does not participate in a second well, RWE-DEA's interest in the Baltic Concession will terminate. The Company will be the operator for all joint operations. The assignment of a 50% interest in the Baltic Concession is subject to approval by the Polish government. The Company expects that such approval will be obtained based on discussions among representatives of the Company, RWE-DEA, and the Polish government. If such approval is not obtained, the Company will reimburse RWE-DEA for its direct expenditures related to the Baltic Concession. The Company has agreed to pay a fee of $125,000 to an unaffiliated party for activities related to the search for an international joint venture partner, which resulted in the Company forming a strategic alliance with RWE-DEA.

Strategic Alliance With POGC

     The Polish government has granted to POGC exclusive rights to explore for and develop hydrocarbons in areas covering a substantial portion of Poland. In January 1996, the Company and POGC initiated a limited review of Poland's hydrocarbon potential. The purpose of this review was to select a region on which to undertake a detailed joint study program.

Carpathian Region

     On May 21, 1996, the Company entered into a joint study agreement with POGC in order to identify drillable hydrocarbon prospects in a selected area of the Carpathian JSA in southeastern Poland. Oil was first discovered in the Carpathian Mountains in the 1850s and has been produced there continuously from several fields, including discoveries in the 1960s.

     The initial goal of the joint study agreement is to identify a promising target area in the Carpathian JSA (the "Carpathian Target Area") primarily through the review of existing geological and geophysical data. Thereafter, the Company and POGC will conduct a more detailed analysis of existing seismic and other data contributed by POGC, supplemented by limited reprocessing of such data to assess the Carpathian Target Area's hydrocarbon potential and to generate drillable oil and gas prospects. The Company and POGC will each contribute technical personnel to participate in the study. The Company will fund approximately $100,000 of the initial technical research and analysis costs, including seismic data reprocessing, third-party data purchases, and laboratory analysis.

     In the first half of 1997, the Company, if warranted, plans to submit with POGC an application to the appropriate Polish authorities for exploration rights or concessions over designated portions of the Carpathian Target Area. The Company and POGC will share equally in new exploration rights that are obtained through this arrangement, except that if one party elects not to proceed with an application for an exploration license over designated portions of the Carpathian Target Area, the other party may do so independently. Upon obtaining an exploration license or concession, the Company will gather additional seismic or other geophysical data to further define exploration targets and to develop a specific exploration drilling program in conjunction with POGC. The exploration drilling program may be undertaken by the Company and POGC on an equal basis or the Company could elect to decrease its interest in a project, with the consent of the POGC, by sharing its ownership with a third party. The Company has budgeted $1.4 million through 1997 for exploration activities in the Carpathian JSA.

Government Regulation-Poland

     The Company's activities in Poland are subject to political, economic, and other uncertainties, including the adoption of new laws, regulations, or administrative policies that may adversely affect the Company or the terms of its exploration or production rights; political instability and changes in government or public or administrative policies; export and transportation tariffs and local and national taxes; foreign exchange and currency restrictions and fluctuations; repatriation limitations; inflation; environmental regulations and other matters. The Company's operations in Poland are subject to the Geological and Mining Law as well as the Act of January 31, 1980, Concerning the Protection and Management of the environment, which are the primary statutes governing environmental protection. The agreements between the Company and the government of Poland relating to the Baltic Concession also create certain standards to be met by the Company regarding environmental protection. The Company generally is required to adhere to good international petroleum industry practice, including practices relating to the protection of the environment.
The Company is required to prepare and submit to the appropriate agency of state geological administration for its approval, a geological work plan, with specific attention to environmental matters, prior to engaging in field operations, such as seismic acquisition, exploratory drilling, and field-wide development. Poland's regulatory framework respecting environmental protection is not as fully developed and detailed as that which exists in the United States. The Company intends that its operations in Poland will be designed to meet good international petroleum industry practice and, as they develop, Polish requirements. See "RISK FACTORS-Factors Relating to Activities in Poland."

Financial Plan

          In August 1996, the Company completed the issuance of 3,450,000 shares of common stock through a public offering, resulting in net proceeds of approximately $17.9 million. On August 7, 1996, the Company used proceeds from the public offering to pay off its bank debt in the amount of $3.6 million. The Company will maintain its borrowing agreement with the bank, which had a borrowing base of $3.6 million as of June 30, 1996. The remainder of the net proceeds from the offering, together with cash available under the Company's continuing bank credit facility and potentially available from operations, will be used to fund the Company's 1996 and 1997 capital expenditure budget of $15.3 million and for general corporate purposes. The Company's planned capital expenditures through December 31, 1997, are as follows: (i) approximately $7.0 million for exploration and potential development activities related to the Baltic Concession, (ii) approximately $1.4 million for the review and evaluation of available geological and geophysical data and the potential initiation of exploratory activities in the Carpathian JSA, (iii) approximately $6.1 million for in-fill development drilling in the Cut Bank field in Montana and (iv) approximately $800,000 for exploration activities in the western United States. The allocation of the Company's capital among the categories of anticipated expenditures is discretionary and will depend upon future events that cannot be predicted. Such events include the actual results and costs of future exploration and development drilling activities. Consistent with previous practice, the Company may obtain partial funding for its exploration and potential development activities through strategic arrangements with industry or financial partners.


                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value; and 5,000,000 shares of preferred stock, $0.001 par value.

Preferred Stock

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any. The Company had 17,500 shares of preferred stock, with an aggregate liquidation preference of $17,500, issued and outstanding as of June 30, 1996, all of which have been subsequently converted into shares of Common Stock.


Common Stock

     As of the date of this Prospectus, the Company had 12,193,547 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the Common Stock in the foreseeable future.

     The Company has reserved for issuance an aggregate of 3,197,528 shares of Common Stock consisting of 2,197,528 shares on the exercise of outstanding options and warrants at exercise prices ranging from $1.10 to $6.90 with a weighted average exercise price of $2.67 per share, 800,000 shares on the exercise of options previously granted but not yet exercisable at $3.00 per share, and 200,000 shares issuable on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana.

Certain Article and Bylaw Provisions

     The Company's Articles of Incorporation divide the members of the Board of Directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. See "ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS" in the 1995 Form 10-KSB. The Company's Articles of Incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the shareholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

     The Company's bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to the Company at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

     Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of the Company's assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all outstanding shares of the corporation or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by the Board of Directors of the Company. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the Board of Directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all holders of the outstanding Common Stock of the Company not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation.

     The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

Indemnification of Officers and Directors; Limitation of Liability

     The Company's articles of incorporation and bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted by the Nevada corporation law, which provides for indemnification for damages, including costs and attorney's fees, incurred in any pending or completed action by reason of the fact that such person was an officer or director of the Company if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. The Company's articles of incorporation contain a provision that limits the personal liability of the Company's directors or officers for damages for breach of fiduciary duty as a director or officer, except for damages resulting from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of dividends in violation of statute. The effect of this provision is to eliminate the rights of the Company and its stockholders to recover money damages against a director or officer for breach of fiduciary duty of care except in certain circumstances. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registrar and Transfer Agent

     The registrar and transfer agent of the Company's securities is Fidelity Transfer Company, 357 South 200 East, Salt Lake City, Utah 84111, telephone
(801) 355-7177.

                              SELLING STOCKHOLDERS

     The following table provides certain information, as of the date of this prospectus, respecting the Selling Stockholders, the shares of Common Stock to be sold by them and to be held by them following the offering, assuming the sale of all offered shares.


                                                     Securities Owned Prior to                  Securities Owned After
                                                          the Offering(1)                            the Offering

                                                       Common                     Shares to
Selling Stockholders                                    Stock        Warrants     be Offered      Amount       Percent

Abrasive & Tool Specialties Employees Profit
  Sharing Trust                                             4,000             -          4,000             -           -
Gregory Barnett                                             2,000             -          2,000             -           -
George B. Bullock, Jr., IRA Rollover                       10,000             -         10,000             -           -
Daniel S. and Louise S. Cafolla(2)                         10,833             -         10,833             -           -
Tony Church                                                 1,000             -          1,000             -           -
CPM Construction                                           15,000             -         15,000             -           -
Candy Dennewitz                                             2,500             -          2,500             -           -
Robert Detwiler                                             5,000        20,000          5,000        20,000           *
Essex Special Growth LT                                    22,000             -         22,000             -           -
EV Marathon Gold & Natural Resources Fund                  50,000             -         50,000             -           -
Everen Clearing Corp. fbo Klaus Genssler IRA
  Rollover                                                 12,500             -         12,500             -           -
Fenway Advisory Group                                       5,000             -          5,000             -           -
Robert E. Garrison, II(3)                                       -        40,000         40,000             -           -
Rolf Genssler                                              12,500             -         12,500             -           -
Angie L. Giauque                                              168             -            168             -           -
Brent J. Giauque                                           17,500             -         10,000         7,500           *
Christopher K. Giauque                                      1,166             -            666           500           *
James A. Giauque, Jr.                                       1,810             -          1,310           500           *
Jennifer A. Giauque                                           333             -            333             -           -
Kent A. Giauque                                             3,000             -          1,000         2,000           *
Kent A. Giauque, custodian for  Jessica J. Giauque            833             -            333           500           *
Lloyd A. Hardcastle                                         5,500             -          3,500         2,000           *
Sue M. Harris                                              20,000             -         20,000             -           -
Titus H. Harris, III                                       10.000             -         10,000             -           -

Hausmann Holdings                                          86,000             -         86,000             -           -
Douglas Dee Heiner                                          3,500             -          1,000         2,500           *
Whitney Tate Krueger UGMA                                   5,000             -          5,000             -           -
Peter J. Lagemann PMW Bruckmann Tr. (4)                    41,167             -         41,167             -           -
Peter J. Lagemann(4)                                       13,000             -         13,000             -           -
James Lawrence                                             11,111             -         11,111             -           -
Alex B. Lovejoy Trust                                       3,333             -          3,333             -           -
Donald W. Lovejoy Trust, Gray Seifert & Co., Inc.,
  as agent for Lisa Woodward, Trustee                      19,333             -          3,333        16,000           -
Karen D. Lovejoy, Gray Seifert & Co., Inc., as             10,000             -         10,000             -           -
  agent
Robert M. Lovejoy                                           3,333             -          3,333             -           -
Winifred Lovejoy Trust, Gray Seifert & Co., Inc.,
  as agent                                                 16,667             -         16,667             -           -
Holly Lowry                                                 2,500             -          2,500             -           -
Theodore L. McCaugherty IRA                                25,000             -         25,000             -           -
Lawrence McGary                                             8,000        59,000          8,000        59,000        0.5%
Frederick R. Mueller                                      124,100             -          5,000       119,100        1.0%
Robert Mueller                                              5,000             -          5,000             -           -
The New Discovery Fund                                     25,000             -         25,000             -           -
Larry Papier                                               14,500             -          2,000        12,500           *
Norman Prouty                                              80,000             -         80,000             -           -
Roy Schoeman                                               25,000             -         25,000             -           -
Trust FBO Grant G. Simmons, III                            20,000             -         20,000             -           -
Cameron O. Smith                                            2,917             -          2,917             -           -
Charles M. Strain                                          25,000             -         25,000             -           -
Emily Harris Todd                                          10,000             -         10,000             -           -
                                                         --------    ----------       --------  ------------    --------

                  TOTAL                                   792,104       119,000        669,004       242,100       1.98%
                                                          =======       =======        =======       =======       =====




[FN]
* Less than one percent.
(1) Shares owned prior to the offering include all shares of Common Stock and underlying securities convertible or exercisable into shares of Common Stock
  owned by the Selling Stockholder.   Shares owned after the offering assume
  the sale of all shares of Common Stock offered pursuant to this offering. Percentage figures respecting the securities owned after the offering give effect to the exercise of all warrants by the Selling Stockholders.

(2) Daniel Cafolla is also deemed to be the beneficial owner of 18,719 shares of Common Stock held by Dan Cafolla & Associates, Inc., Profit Sharing Plan.
(3) The Warrants held by the Selling Stockholder are exercisable into shares of Common Stock at an exercise price of $1.50 per share. The Warrants must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(4) Peter J. Lagemann is deemed to be the beneficial owner of the shares held by Peter J. Lagemann PMW Bruckmann Tr.


                              PLAN OF DISTRIBUTION
General

     This Prospectus relates to the public offer and sale by the Selling Stockholders of an aggregate of 669,004 shares of Common Stock of the Company consisting of 629,004 shares now held by the Selling Stockholders and 40,000 shares issuable on the exercise of Common Stock purchase warrants at an exercise price of $1.50 per share. See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.

Sale of Common Stock

     The Common Stock to be sold by the Selling Stockholders may be sold by them, from time to time, in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent, directly to purchasers in transactions negotiated by the Selling Stockholders or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholders from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company will pay expenses of this offering incident to the offering and sale of the Common Stock to the public, other than commissions and discounts of dealers or brokers. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.


Effect of Offering on Market

     The trading volume of the Common Stock in the over-the-counter market is limited. The sale or potential for sale of the 669,004 shares of Common Stock to be sold in this offering may have a depressive effect on the trading price for such securities. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.



                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1995, and for the year then ended incorporated by reference, have been audited by Coopers & Lybrand L.L.P., certified public accountants, as stated in their report appearing in the 1995 Form 10-KSB, and have been included therein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the Company for the year ended December 31, 1994, incorporated by reference, have been audited by Barker & Folsom, certified public accountants, as stated in their report appearing in the 1995 Form 10-KSB, and have been included therein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The estimates of oil and gas reserves of the Company respecting its properties are incorporated herein by reference in reliance upon the authority of Larry D. Krause, petroleum engineering consultant, Billings, Montana, in reliance upon his authority as an expert in petroleum engineering.

     The opinion based on the detailed log analysis of the Gladysze-1 and Gladysze-2 wells is incorporated herein by reference in reliance upon the authority of Halliburton Energy Services as an expert in oil well log interpretation.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.


- --------------------------------

         TABLE OF CONTENTS                    FX ENERGY, INC.

- --------------------------------

Section                    Page

Prospectus Summary............3
Risk Factors..................6
Capitalization...............15
No Net Proceeds..............16
Dilution.....................16               669,004 Shares of Common Stock
Certain Recent Events........16
Description of Securities....18
Selling Stockholders.........20
Plan of Distribution.........21
Experts......................22
Additional Information.......22

  No dealer, salesman, or other
person has been authorized in
connection with this offering to give
any information or to make any
representation other than as
contained in this prospectus and, if                PROSPECTUS
made, such information or
representation must not be relied on
as having been authorized by the
Company.  This prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any
securities covered by this prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in
such state or jurisdiction.



                                                   September    , 1996
                                                             ---








                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following are the estimated expenses in connection with the securities being registered:


          Securities and Exchange Commission
               registration fee                 $ 3,667
          Attorneys' fees                        20,000
          Accountants' fees                       5,000
          State "blue sky" fees and expenses
               (including attorneys' fees)        2,000
          Printing expenses                       2,000
          Miscellaneous                           2,333
                                                -------

               Total                            $35,000
                                                =======



All expenses with the exception of the Securities and Exchange Commission registration fee are estimates.


              ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Sections 78.037 and 78.751 of the Nevada Revised Statutes and Article VI of the Registrant's Articles of Incorporation provide for indemnification of the Registrant's directors in a variety of circumstances, which include liabilities under the Securities Act of 1933, as amended.


                               ITEM 27.  EXHIBITS
Exhibits

     The following exhibits are included as part of this report:

                SEC
 Exhibit     Reference
  Number       Number                     Title of Document                      Location

Item 3.                  Articles of Incorporation and Bylaws

3.01             3       Restated and Amended Articles of  Incorporation     Incorporated by
                                                                             Reference(1)
3.02             3       Bylaws                                              Incorporated by
                                                                             Reference(1)

Item 4.                  Instruments Defining the Rights of Security
                         Holders

4.01             4       Specimen Stock Certificate                          Incorporated by
                                                                             Reference(1)
4.02             4       Designation of Rights, Privileges, and              Incorporated by
                         Preferences of 1993 Series Preferred Stock of       Reference(1)
                         Frontier Oil Exploration Company

Item 5.                  Opinion Regarding Legality

5.01           5 & 23    Opinion of Kruse, Landa & Maycock, L.L.C.           Initial Filing

Item 10.                 Material Contracts

10.01            10      Purchase and Sale Agreement between B&B             Incorporated by
                         Production Company and FX Producing Company,        Reference(1)
                         Inc., dated April 1, 1994, regarding purchase of
                         B&B/JRB Assets
10.02            10      Purchase and Sale Agreement between J.R. Bacon      Incorporated by
                         Drilling, Inc., and The Supply Store Company and    Reference(1)

                         FX Drilling Company, Inc., regarding purchase of
                         B&B/JRB Assets
10.03            10      Real Property Exchange Agreement between Frontier   Incorporated by
                         Oil Exploration Company, FX Drilling Company,       Reference(1)
                         Inc., FX Producing Company, Inc., and B&B
                         Production and J.R. Bacon Drilling, Inc., dated
                         June 8, 1994, regarding purchase of B&B/JRB
                         Assets
10.04            10      Exchange Escrow Agreement between FX Producing      Incorporated by
                         Company, Inc., and B&B Production, Inc., and        Reference(1)
                         First State Bank of Shelby, dated June 8, 1994,
                         regarding escrow of cash and FX Producing
                         preferred stock in relation to the purchase of
                         B&B/JRB Assets
10.05            10      Addendum dated July 21, 1994, to the Exchange       Incorporated by
                         Escrow Agreement dated June 8, 1994                 Reference(1)
10.06            10      Loan Agreement dated June 7, 1994, by and between   Incorporated by
                         Bank One, Texas, N.A., and FX Producing Company,    Reference(1)
                         Inc.
10.07            10      Promissory Note dated June 7, 1994, in the          Incorporated by
                         original principal amount of $5,000,000 payable     Reference(1)
                         by FX Producing Company, Inc., to Bank One,
                         Texas, N.A.
10.08            10      Guaranty dated June 7, 1994, by Frontier Oil        Incorporated by
                         Exploration Company for the benefit of Bank One,    Reference(1)
                         Texas, N.A., relating to the Bank Loan
10.09            10      Stock Pledge Agreement dated June 7, 1994,          Incorporated by
                         between Frontier Oil Exploration Company and Bank   Reference(1)
                         One, Texas, N.A., relating to pledge of common
                         stock of FX Producing Company, Inc.
10.10            10      Deed of Trust, Security Agreement, Financing        Incorporated by
                         Statement and Fixture Filing dated June 7, 1994,    Reference(1)
                         between FX Producing Company, Inc., as grantor,
                         Arthur R. Gralla, as trustee, and Bank One,
                         Texas, N.A., as grantee, relating to Nevada
                         properties
10.11            10      Deed of Trust, Mortgage, Security Agreement,        Incorporated by
                         Financing Statement, and Assignment of Production   Reference(1)
                         dated June 7, 1994, between FX Producing Company,
                         Inc., as mortgagor and debtor, Arthur R. Gralla,
                         as trustee, and Bank One, Texas, N.A., as
                         mortgagee and secured party, relating to Montana
                         properties
10.12            10      Transfer Order Letter executed June 7, 1994,        Incorporated by
                         between FX Producing Company, Inc., and Bank One,   Reference(1)
                         Texas, N.A., relating to production from
                         producing properties of FX Producing Company,
                         Inc.
10.13            10      Promissory Note dated June 7, 1994, in the          Incorporated by
                         original principal amount of $1,385,000 payable     Reference(1)
                         by Frontier Oil Exploration Company to FX
                         Producing Company, Inc.
10.14            10      Collateral Transfer of Note dated June 7, 1994,     Incorporated by
                         by FX Producing Company, Inc., and Bank One,        Reference(1)
                         Texas, N.A., relating to transfer of promissory
                         note of Frontier Oil Exploration Company
10.15            10      Form of Employment Agreement between R.L. Brown,    Incorporated by
                         J.R. Bacon, and L. Bacon and Frontier Oil           Reference(1)
                         Exploration Company
10.16            10      Exchange Agreement between Charles C. Rumsey,       Incorporated by
                         Sunshine Pacific Corporation, A&C Associates, the   Reference(1)
                         Rumsey Royalty Trust, and the Wood River Trust
                         dated June 7, 1994, regarding issuance of 500,000
                         shares of Common Stock in exchange for interests
                         in the Basin & Range Project
10.17            10      Assignment and Assumption dated June 7, 1994,       Incorporated by
                         between Charles C. Rumsey, Jr., Sunshine Pacific    Reference(1)
                         Corp., A&C Associates, The Rumsey Royalty Trust,
                         The Wood River Trust and Frontier Oil Exploration
                         Company
10.18            10      Investor's Rights Agreement dated June 7, 1994,     Incorporated by
                         between Frontier Oil Exploration Company ,          Reference(1)
                         Charles C. Rumsey, Jr., Sunshine Pacific Corp.,
                         A&C Associates, The Rumsey Royalty Trust, and The
                         Wood River Trust
10.19            10      Warrant to purchase 150,000 shares of Common        Incorporated by
                         Stock at $1.10 issued to George E. Dullnig & Co.    Reference(1)
10.20            10      Form of Warrant to Purchase Shares of Common        Incorporated by
                         Stock at $1.65 with related schedule of optionees   Reference(1)
10.21            10      Employment Agreements between Frontier Oil          Incorporated by
                         Exploration Company  and each of David Pierce and   Reference(1)
                         Andrew Pierce, effective January 1, 1995 *
10.22            10      Form of Stock Option with related schedule (D.      Incorporated by
                         Pierce, A. Pierce, and Others) *                    Reference(1)
10.23            10      1994 Employee Incentive Plan *                      Incorporated by
                                                                             Reference(1)
10.24            10      Form of Stock Option granted to D. Pierce and A.    Incorporated by
                         Pierce*                                             Reference(1)
10.25            10      Crude Oil Purchase Contract dated March 16, 1994    Incorporated by
                         between Petro Source Partners, Ltd., and B&B        Reference(1)
                         Production Company
10.26            10      Amended Crude Oil Purchase Contract dated August    Incorporated by
                         15, 1994, between FX Drilling Company, Inc., and    Reference(1)
                         Petro Source Partners, Ltd.
10.27            10      Agreement effective May 1, 1994 between J.R.        Incorporated by
                         Bacon Drilling, Inc. and Crysen Refining, Inc.      Reference(1)
10.28            10      Amended Agreement Letter dated June 30,1994,        Incorporated by
                         between FX Drilling Company, Inc. and Crysen        Reference(1)
                         Refining, Inc.
10.29            10      Agreement dated July 8, 1994 between FX Drilling    Incorporated by
                         Company, Inc. and CENEX, Inc., regarding Crude      Reference(1)
                         Oil Purchase Contract.
10.30            10      Agreements between FX Producing and each of Jerry   Incorporated by
                         R. Bacon and Roy Brown dated December 2, 1994       Reference(1)
10.31            10      Preliminary Agreement between Frontier Oil          Incorporated by
                         Exploration Company and the Ministry of             Reference(1)
                         Environmental Protection, Natural Resources and
                         Forestry dated February 10, 1995, with
                         translation thereof
10.32            10      Agreement between Frontier Oil Exploration          Incorporated by
                         Company and Roy L. Brown, Jerold R. Bacon, and      Reference(1)
                         Laura A. Bacon dated February 7, 1995
10.33            10      Supplemental Agreement between FX Producing,        Incorporated by
                         Frontier Oil Exploration Company, Roy L. Brown,     Reference(1)
                         and Jerold R. Bacon dated February 27, 1995
10.34            10      Mining Usufruct Agreement between the State         Incorporated by
                         Treasury of the Republic of Poland and Frontier     Reference(3)
                         Poland Exploration and Producing Company, Sp.z
                         o.o. dated August 22, 1995
10.35            10      Amendment No. 1 to Mining Usufruct Agreement        Incorporated by
                                                                             Reference(4)
10.36            10      Frontier Oil Exploration Company 1995 Stock         Incorporated by
                         Option and Award Plan*                              Reference(4)
10.37            10      Form of Non-Qualified Stock Option with related     Incorporated by
                         schedule*                                           Reference(4)
10.38            10      Non-Qualified Stock Option granted to Robert I.     Incorporated by
                         Coward*                                             Reference(4)
10.39            10      Letter Agreement dated effective August 3 , 1995,   Incorporated by
                         between Lovejoy Associates, Inc., and Frontier      Reference(4)
                         Oil Exploration Company re: Financial Consulting
                         Engagement*
10.40            10      Loan Agreement between Thomas B. Lovejoy and        Incorporated by
                         Frontier Oil Exploration Company                    Reference(4)
10.41            10      Letter Agreement dated effective August 3, 1995,    Incorporated by
                         between Lovejoy Associates, Inc., and Frontier      Reference(4)
                         Oil Exploration Company re: Indemnification
10.42            10      Non-Qualified Stock Option granted to Thomas B.     Incorporated by
                         Lovejoy*                                            Reference(4)
10.43            10      Form of Amendment No. 1 to Loan Agreement dated     Incorporated by
                         June 7, 1994, by and between FX Producing           Reference(5)
                         Company, Inc., and Bank One, Texas, N.A.
10.44            10      Amendment No. 2 to Loan Agreement dated June 7,     Incorporated by
                         1994, by and between FX Producing Company, Inc.,    Reference(5)
                         and BankOne, Texas, N.A.

10.45            10      Form of Concession dated December 20, 1995,         Incorporated by
                         relating to concessions granted pursuant to the     Reference(5)
                         Mining Usufruct Agreement, with related schedule
10.46            10      Agreement dated April 16, 1996, between Frontier    Incorporated by
                         Poland Exploration and Producing Company Sp. Z o    Reference(6)
                         o. and RWE-DEA Aktiengesellschaft fur Mineraloel
                         und Chemie, including exhibits, relating to
                         Poland Concession
10.47            10      Joint Study Agreement dated May 21, 1996, between   Incorporated by
                         FX Energy, Inc. (Frontier Oil Exploration           Reference(7)
                         Company) and the Polish Oil and Gas Company,
                         including appendix, relating to joint study of
                         area of interest.
10.48            10      Amendments to Employment Agreements between         Incorporated by
                         Frontier Oil Exploration Company  and each of       Reference(8)
                         David Pierce and Andrew Pierce, effective May 30,
                         1996 *
10.49            10      Employment Agreement between Frontier Oil           Incorporated by
                         Exploration Company and Jerzey M. Maciolek          Reference(8)

10.50            10      Amendment No. 3 to Loan Agreement dated June 7,     Incorporated by
                         1994, by and between FX Producing, Inc., and Bank   Reference(8)
                         One, Texas, N.A.
10.51            10      Joint Operating Agreement dated effective April     Incorporated by
                         16, 1996, between Frontier Poland Exploration and   Reference(8)
                         Producing Company Sp. Z o o. and RWE-DEA
                         Aktiengesellschaft fur Mineraloel und Chemie

Item 23.                 Consents of Experts and Counsel

23.01            23      Consent of Barker & Folsom, previous Company        This Filing
                         auditors

23.02            23      Consent of Coopers & Lybrand L.L.P., Company        This Filing
                         auditors

23.03            23      Consent of  Kruse, Landa & Maycock, L.L.C.,         Initial Filing
                         counsel to the Company                              (See Item 5)
23.04            23      Consent of Larry D. Krause, Petroleum Engineer      Initial Filing
23.05            23      Consent of Halliburton Energy Services, experts     This Filing
                         in well log interpretation

Item 24.                 Power of Attorney

24.01            24      Power of Attorney                                   Initial Filing
                                                                             (See Signature
                                                                             Page)




[FN]
* Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.
(1) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(2) Incorporated by reference from the report on Form 8-K dated August 16, 1995.
(3) Incorporated by reference from the report on Form 8-K dated August 22, 1995.
(4) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended September 30, 1995.
(5) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1995.
(6) Incorporated by reference from the current report on Form 8-K dated May 3, 1996.
(7) Incorporated by reference from the current report on Form 8-K dated May 21, 1996.
(8) Incorporated by reference from the registration statement on Form S-1, SEC File No. 333-05583.



                             ITEM 17.  UNDERTAKINGS

Filings Incorporating Subsequent Exchange Act Documents by Reference (Regulation S-K, Item 512(b))


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Incorporated Annual and Quarterly Reports (Regulation S-K, Item 512(e))

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of rule 14a-3 or rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by article 3 of regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Rule 415 Offerings:  Post-Effective Amendments (Regulation S-K, Item 512(a))

     The undersigned Registrant will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information in the plan of distribution.


          (2) For the purpose of determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

Indemnification (Regulation S-K, Item 512(h))

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, (the "Securities Act"), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, state of Utah, on the 19th day of September, 1996.

                                   FX ENERGY, INC.


                                   By    /s/ David N. Pierce
                                    -----------------------------

                                      David N. Pierce, President


     In accordance with the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement was signed by the following persons in the capacities indicated on this 19th day of September, 1996.


/s/ David N. Pierce
David N. Pierce, Director and President
(Principal Executive and Financial Officer)


/s/ Andrew W. Pierce
Andrew W. Pierce, Director, Vice-President
and Secretary
(Principal Operations Officer)


/s/ Thomas B. Lovejoy
Thomas B. Lovejoy, Director                  By   /s/ David N. Pierce
                                              David N. Pierce, Attorney-in Fact

/s/ Peter L. Raven
Peter L. Raven, Director

/s/ Scott J. Duncan
Scott J. Duncan, Director


/s/ James A. Giauque, III
James A. Giauque, III, Controller



Jay W. Decker, Director